
January 22, 2024

Andrew Kuhn
Managing Member
Focused Compounding Fund, LP
3838 Oak Lawn Avenue, Suite 1000
Dallas, TX 75219

> **Re: Focused Compounding Fund, LP**
> **Parks! America, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed January 19, 2024**
> **by Focused Compounding Fund, LP, Andrew Kuhn, Geoff Gannon and James Ford**
> **File No. 000-51254**

Dear Andrew Kuhn:

We have reviewed your January 18, 2024 response to our comment letter and the revised preliminary proxy statement filed on January 19, 2024 and have the following comments.

Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 12, 2024 letter.

Revised Preliminary Proxy Statement on Schedule 14A

Proposal No. 2 Removal Proposal, page 5

1. We note your response to prior comment 1. Please revise the first sentence of the last paragraph of the section entitled "The Focused Nominees" to conform to your response. In addition, since approval of the Removal Proposal is not conditioned upon approval of the Bylaw Amendment Proposal, please provide disclosure in the appropriate section of the proxy statement to explain what would happen if the Removal Proposal was approved but the Bylaw Amendment Proposal was not. In such a scenario, it appears that shareholders would lack the authority to elect successor directors to fill resulting vacancies. Were that to occur, please disclose whether the removed directors would have the authority under current section 4.7 of the Bylaws to elect their successors, and if not,

the resulting impact on the Board's composition. Alternatively, disclose in all relevant sections, if true, that Proposals 2, 3 and 4 are cross-conditioned on each other.

Proposal No. 3 Bylaw Amendment Proposal, page 5

2.   The Bylaw Amendment Proposal notes that vacancies on the Board may be filled by the remaining directors by majority vote. Please disclose in this section the voting standard applicable to a vote by shareholders to fill vacancies on the Board. Current disclosure describing the proposal only states that "shareholders shall also have the right, along with the Board, to elect successors…" and the Bylaw Amendment itself only refers to a "vote of shareholders."   Disclosure on page 8 under the section entitled "Election Proposal" discloses the voting standard to approve the current Election Proposal, but it does not indicate whether such standard applies in future scenarios where Board vacancies are created by shareholders successfully voting to remove directors.

3.   We note your response to prior comment 2. Given the revised disclosure that both shareholders and the Board would have the power to fill vacancies, please disclose the outcome, in both the current solicitation and in future situations, resulting from the scenario where the shareholders and Board vote for different directors to fill the vacancies. Specify whose vote would control. Please also disclose whether, assuming the Removal Proposal is approved, the removed directors will have the right to vote to fill the Board's vacancies. If the removed directors will not have such right, please disclose the outcome resulting from the approval of the Removal Proposal and the lack of approval of the Bylaw Amendment Proposal and the Election Proposal. For example, disclose how the vacant Board would be filled, or alternatively, if true, disclose that Proposals 2, 3 and 4 are cross-conditioned on each other.

Quorum; Broker Non-Votes; Discretionary Voting, page 8

4.   Please supplement the disclosure in this section to clarify, consistent with the last sentence of the first paragraph on page 9, that the filing persons do not expect to receive any broker non-votes at the meeting.

 Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Adam Finerman